NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 7, 2022, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on September 26, 2022 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The business combination between AEA-Bridges Impact Corp. and LiveWire Group, Inc. became effective on September 26, 2022. AEA-Bridges Impact Corp. Units, each consisting of one Class A ordinary share, and one-half of one redeemable warrant, separated into the component security, and, as a result, will no longer trade as a separate security. In addition, each Class A ordinary share was converted into the right to receive one share of Common Stock of LiveWire Group, Inc. and each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 converted into the right to receive one Warrant, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50, of LiveWire Group, Inc. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on September 27, 2022.